Filed by Cover-All Technologies Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cover-All Technologies Inc.

SEC File No.: 001-09228

Date: December 15, 2014

The following is the script of a conference call hosted by Cover-All Technologies Inc. on December 15, 2014 to discuss the definitive merger agreement with Majesco:

PRESENTATION

Operator

Good day, and welcome to the Cover-All conference call announcing the definitive merger agreement with Majesco, formerly known as MajescoMastek.  Today's conference call is being recorded and will be available for replay.  At this time, I'd like to turn the call over to Mr. Andrew Berger of SM Berger & Company, Cover-All’s investor relations firm.  You may begin.

Andrew Berger– IR, Cover-All

Good morning, and welcome to Cover-All’s conference call announcing the definitive merger agreement with Majesco.

I’d like to point out that during the course of this conference call, there may be statements made relating to future results of the Company and the combined entity that are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995.  Actual results, performance and achievements could differ materially from those anticipated in such forward-looking statements as a result of certain factors, including those set forth in the Company’s filings with the Securities and Exchange Commission and our Current Report on Form 8-K which is being filed to report this transaction.  It should also be noted that the webcast of today’s conference call may be found on the internet by visiting the Company’s corporate website, www.cover-all.com and a current version of the webcast will be available shortly for at least the next 12 months pursuant to SEC guidelines.  In addition, in the press release announcing the financial results, there are instructions for accessing the archived version of the conference call via the internet.

With that, let me turn the call over to Manish Shah, Cover-All’s president and CEO, for his remarks.

Manish Shah –Chief Executive Officer, President, Director

Thanks, Andrew and thank you everyone for joining Cover-All’s special conference call today, especially on such a short notice.  Attending the call this morning are Earl Gallegos, Cover-All’s Chairman, and Ann Massey, Cover-All’s CFO.

During our last few conference calls, we have discussed the Company’s active pursuit of a potential transformative opportunity to increase shareholder value and that we would inform investors of the outcome before year end.  It is my great pleasure to announce that Cover-All and Majesco have entered into a definitive merger agreement.  Both companies’ boards of directors have unanimously approved the merger of Cover-All and Majesco.  We believe that the combined company will become a formidable player in the global insurance technology industry.

Before I take your questions, let me first describe what we have learned about Majesco and its capabilities, the rationale for the merger, the deal parameters, the expected closing timeline, and what we see as the future of the combined company and the potential benefits the merger offers Cover-All shareholders.  Let’s start one by one.

Majesco, formerly known as MajescoMastek, was founded in 1982 and is a global provider of core insurance systems and services to over 100 insurance carriers worldwide – including seven of the top 25 property and casualty insurers.  Majesco delivers proven software solutions in core insurance areas including policy administration, billing, claims and distribution as well as providing a wide array of IT services including Cloud offerings.  With development centers in the U.S.  and India, Majesco has a scalable model and offshore resources that we believe creates a solid foundation to grow sales globally.

In this regard, we believe Majesco has a solid growth plan and has invested approximately $100 million in both product development and acquisitions, which has created a strong pipeline of new products and service offerings.

Majesco started its journey in the insurance core system software space with what I think is a world-class Billing software through an acquisition of STG (Systems Task Group) in 2008.  STG had a strong reputation for its billing software and it seemed logical for Majesco to join forces with a company which could provide scale to facilitate product innovation as well as sales and marketing.  In addition, Majesco has expanded and modernized its product portfolio offering property & casualty carriers standalone Policy, Billing and Claims product as well as a pre-integrated comprehensive suite.  Majesco also expanded its offerings by entering into Life Insurance, Annuity and Group benefits businesses through an acquisition of life insurance core systems.

Majesco has experienced significant growth for its products and services, especially in the U.S. mid-market segment, often defined for insurance companies between $100 million to $1 billion in written premium.  Majesco’s number of customers since 2008 grew from 35 to over 100 globally.  Importantly, it also invested into sales and marketing capabilities which are providing intended benefits as they are acquiring several new customers every year.  Majesco has enjoyed an impressive 20% compounded annual revenue growth rate over the last three years in the mid-market segment; additionally, they were also successful in closing several tier one accounts.

Majesco’s commitment to serving the global insurance industry was recently further bolstered with its announcement of the reorganization of its world-wide insurance business under one company and its demerger from Mastek Ltd.  Through this demerger and reorganization, it will be exclusively focused on servicing the insurance industry by providing software, consulting and IT services globally under one brand - Majesco.  Majesco has operations in six countries (US, Canada, UK, Thailand, Malaysia and India) providing localized software and services through its internationalized products and broad services infrastructure.  We’ll be merging with this reorganized global company and the combined company will be conducting its business under the brand “Majesco”.

Let me give you some quantitative highlights about what we have been told about the pre-merger Majesco.  For Majesco’s fiscal year ended March 31, 2014 on a pro forma basis to give effect to its reorganization:

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Over $80 million in revenue with over 80% revenue from North America and remaining from UK and Asia-Pacific

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Approximately 100 insurance customers in all tiers and segments of the insurance industry

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Modern and integrated insurance core system suite offerings for property & casualty as well as life & annuity insurance

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Presence in six countries on three continents

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Scale and size with large employee base

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Strong sales and marketing team

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Consulting and services offerings to bid for large share of customer wallet

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Experience integrating merger and acquisitions

Let me now focus on why this merger makes sense to us and why we are excited about it.

Insurers are increasingly focused on working with vendors that offer a full suite of services, which includes core systems for their policy, claims, and billings segments.  As a standalone company, Cover-All has tremendous policy and business intelligence products, but this only allows us to compete in a fraction of the IT market.  While Cover-All has been successful over the past two years winning new license sales for our core system, we are often passed over because of Cover-All’s size, geographic reach, and lack of dynamic claims and billing systems.  Majesco significantly complements our offerings and will add substantial resources to our organization.  This will allow us to meaningfully improve our competitiveness as there are no other providers in the marketplace today that we are aware of that will compare to the combined company’s proven and comprehensive solutions.  In addition, we believe we will now be able to compete in nearly all deals to insurers of all sizes and across all geographies.

We are creating what we believe will be a truly world-class company that will offer premier software, services and consulting offerings for the global insurance industry.  And we believe this will accelerate the creation of shareholder value through faster and more consistent growth.  We also believe that, in addition to enhancing our ability to win new accounts as a combined company, the merger will create significant operating synergies.

Let me now turn to deal parameters, process and the expected closing timeline.

As you are all aware, this transformational opportunity was a long time in the making.  The reason for the protracted negotiations was a result of Cover-All’s acquisition committee, which included myself, having paid meticulous attention to trying to get the best overall value for our shareholders.  We have received from BVA Group a fairness opinion in this proposed merger.  In addition, Cover-All shareholders will become shareholders of a global company with high growth potential.

The deal is based on a fixed merger consideration ratio.  In other words, changes in Cover-All share price between now and through the closing will not impact the merger consideration ratio.

The merger ratio was decided based on several quantitative and qualitative factors such as current year revenue, three year compounded annual growth rate of the revenue, number of insurance clients, future revenue growth based on current capabilities of the companies, etc.  Majesco has experienced a high level of growth for its core systems software business and this is also expected to be the growth engine of the combined company.  Their investment into R&D and availability of the integrated product suite will be a key factor in closing deals as more customers in the mid-market segment prefer to have an integrated suite.  Finally, Majesco has a larger addressable market than Cover-All because of its organizational scale, financial strength, life & annuity products, property & casualty core system suite and international presence.

We also considered Cover-All’s capabilities carefully.  The industry knows Cover-All for our impressive, fully built and differentiated commercial lines policy system with bureau products.  Cover-All’s insurance focused business intelligence and data technology assets are also well regarded in the industry and are perfectly poised for a growing and attractive market.  Cover-All has loyal and marquee customers across different tiers and various market segment.  Finally, Cover-All’s management team and employees were important considerations as we have built an infrastructure with significant talent, domain expertise, and experience, which is essential for any business looking to serve insurance marketplace.

Cover-All’s stockholders and the holders of its options and restricted stock units, in the aggregate, will receive 16.5% of the outstanding common shares of the combined company, on a fully diluted basis.  The transaction is intended to qualify as a tax-free reorganization to Cover-All’s stockholders.  One of the closing conditions is for the shares of Majesco common stock to be listed for trading on the NYSE MKT.  The price of newly listed Majesco shares will be a function of Cover-All’s share price and a reverse split ratio. In order to consummate the merger, we anticipate performing a reverse stock split for various reasons, which may appropriately adjust the share swap ratio for both parties.  Without any reverse split, the share swap ratio for Cover-All’s shareholders will be approximately 1.3 to 1 – that is, 1.3 Majesco shares for each Cover-All share.

Regarding the timing of the transaction, there are several milestones to consider.  The transaction is subject to the satisfaction of several closing conditions, including the filing and effectiveness of a registration statement with the SEC by Majesco with respect to the shares it is issuing to Cover-All stockholders.  The registration by Majesco will be in effect an initial public offering.  It is not currently an SEC reporting company and its shares are not listed or traded on any market at this time.  Cover-All shareholders must approve the transaction.  Majesco’s parent also must obtain regulatory and court approval in India for the “demerger” and reorganization in which will transfer to Majesco all of the assets and businesses that will comprise it.  Another condition is that Majesco’s common stock be publicly listed on the NYSE MKT.  The transaction is expected to close toward the end of the 2015 second quarter.  We plan on updating investors as we progress through this process.

Let me now describe an indicative timeline which is subject to variation on account of process uncertainties:

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Preparation of S-4 and Filing with SEC by the End of January 2015

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Application to list with NYSE MKT

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S-4 Effectiveness by the End of April 2015

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Mailing of proxies and other documents to shareholders by the End of April 2015

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Shareholder Vote by the End of May 2015

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Listing with NYSE MKT at closing, subject to NYSE MKT approval

Finally, I would like to discuss the combined company, the potential synergies and the future outlook.

Immediately upon closing, the combined company is expected to have the following features:

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Estimated revenue base of over $100 million for its fiscal year ended March 31, 2015 (on an annualized pro forma basis to give effect to its reorganization, the merger with Cover-All and Majesco’s acquisition of Agile Technologies’ insurance business, based on annualized revenues for Cover-All and Agile for their fiscal year ended December 31, 2014).

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Over 150 insurance customers in all tiers worldwide served by a global delivery team

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Innovative and proven core insurance software suite serving all tiers in each of our operating markets: the Americas, Europe and Asia-Pacific

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Customer-centric collaborative culture focusing on customer value enhancements through innovative technologies and dedicated customer-oriented services

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Modern, mature, and integrated core software solution suite covering all tiers of business of Property and Casualty including personal, commercial, specialty, and workers compensation business

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Life Insurance, Annuity, and Group Benefits product offerings

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Consulting practice covering broad needs of insurers

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Comprehensive bureau content services offering with extensive knowledge of ISO and NCCI

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Business Intelligence and data analytics solution with customer-focused consulting and services practice

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Robust cloud solution for core insurance systems already deployed to over 30 customers

The total global customer base of over 150 I just mentioned includes the customer base of Cover-All and the insurance customer base of Agile Technologies, LLC, with which Majesco has entered into a definitive agreement to acquire that company’s insurance business.  The combined company will be based in U.S. and led by a strong and dedicated leadership team of experienced and proven leaders.  Ketan Mehta, founder and CEO of Majesco, will be president and CEO of the combined company.  I will assume the role of an Executive Vice President of the combined company and will be part of the leadership team.  In addition to my leadership role, the Cover-All shareholder interest will be represented going forward in the newly combined company by retaining two Board seats, including Vice Chairman.  I am excited to begin working together with them to grow the business and create shareholder value.  Cover-All and Majesco’s corporate cultures align well with one another as both companies bring together talented and dedicated teams with rich domain experience and a focus on customer service.

The combined company’s vision is to be a formidable company with premier software, services and consulting offerings for the global insurance industry.  This is not unreasonable because the combined company will have strong leadership, broad and in-depth modern products, consulting and servicing capabilities, over 150 customers, organizational scale and what we believe are strong financials.  Management’s vision is to grow the combined company exponentially and I am very glad that Cover-All shareholders will be able to participate in this growth story.

The combined company will be pursuing several growth areas to execute its vision.

First, we believe that the timing is right for this transaction as the global property & casualty insurance industry is in the midst of a once-in-a-generation modernization cycle.  The favorable technology upgrade cycle will enhance our opportunities.  Insurers of all sizes, geographies, and across all tiers are looking to replace their legacy systems to improve profitability, operational efficiencies, and business intelligence and data analytics.

The combination of Cover-All and Majesco creates an excellent foundation to become the market leader in the multi-billion global insurance technology solutions marketplace.  It’s our experience that insurers want to work with one vendor who has an end-to-end suite of services.  They want a vendor with proven technology, advanced data analytics, and superior customer service and more importantly deep domain experience in relevant market segment such as personal, commercial, specialty, admitted, surplus, programs etc.  The culmination of product and domain capabilities of both of our organizations will provide Majesco more invitations to bid and greater chances of winning new business.  This is significant, as it creates a large opportunity to grow, and is likely to disrupt the industry as other competitors have either not focused on investing in their core systems or do not have relevant experience to offer value to all segments of the market.  We are confident in the competitive advantages our combined company will offer insurers, and we plan on marketing aggressively to grow market share and our brand.

Second, there are prospects to grow beyond seeking new customers.  We believe we can increase sales with our existing combined customer base of over 150 customers by cross-selling opportunities and driving additional penetration of new products and consulting services.  An example of deepening our penetration with existing customers through offering of additional products and IT services.

Third, most carriers have initiatives underway to make their organizations more data driven.  We see tremendous opportunity helping them along that journey.  Cover-All’s insurance focused business intelligence and data technology assets are well known and respected in the marketplace.  Combining Majesco’s data consulting capabilities and data practice with our BI platform, we have a comprehensive solution for this high growth opportunity.

Fourth, there are meaningful prospects to increase sales internationally.  Approximately 15% of Majesco’s sales will be to customers outside North America, yet the market for our services is just as big internationally as it is domestically.  We believe we have the resources to grow sales internationally.  With the consolidation of the insurance business under one brand, the business in the UK and Asia Pacific regions are going to be key areas of focus for the company.  In addition, we plan on entering new, potential markets such as Latin America, which is expected to contribute significantly to the company’s growth going forward.

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Finally, the combined company will have significant size and flexibility.  Once the transaction is complete, we estimate Majesco will have over $100 million in annual revenues, for its fiscal year ended March 31, 2015 (on an annualized pro forma basis), over 40% gross margin, strong profitability and healthy cash flows from operations.  In addition, we believe the combined company will have a strong balance sheet with meaningful net working capital and insignificant long-term debt.

The management has a growth oriented vision.  Having financial flexibility will enable us to grow the combined company organically by investing in the business, and marketing our products and services globally, as well as acquisitively to expand the capabilities and reach of the company.

Before I open the call to questions, I want to provide some concluding thoughts on the merger.  We believe this is an excellent business opportunity to create a world-class provider of insurance technology solutions globally.  The timing is right as insurers need to upgrade their IT infrastructures, while our current customers will benefit from enhanced solutions with the addition of Majesco’s offerings.  We believe this is a real opportunity for Cover-All shareholders to break from a volatile past and create a better, more sustainable and consistent future.  The merger should create significant value for our shareholders and provide an opportunity to Cover-All shareholders to participate in the long-term growth potential of Majesco.  Finally, our employees should have more resources at their disposal and more opportunities to grow within a larger company and our customers will have a financially strong partner with more product offerings.  I am excited with our future and look forward to updating you on our progress.

With that, let’s move forward with questions and answers.  Operator, please open the call for questions.

FORWARD-LOOKING STATEMENTS

Certain statements in this communication regarding the proposed merger of Cover-All with and into Majesco, including any statements regarding the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products, and any other statements regarding Majesco’s and Cover-All’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “aim(s),” “can,” “would,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “approximately,” “potential,” “goal,” “pro forma,” “strategy,” “outlook” and similar expressions.  All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed or implied in this communication. These statements are based on management’s current expectations and/or beliefs and assumptions that management considers reasonable, which assumptions may or may not prove correct.

Among the key factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements are the following: (i) the expected timeframe for completing the merger described herein (the “Merger”)  and the transactions contemplated thereby; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement described herein (the “Merger Agreement”); (iii) the risk that one or more of the conditions to closing of the Merger may not be satisfied, including, without limitation, the effectiveness of the registration statement to be filed with the Securities and Exchange Commission (the “SEC”), the approval of the Merger by Cover-All’s stockholders, the consummation of the reorganization of Majesco or regulatory approvals necessary for such reorganization or the listing of the combined company’s common stock on the NYSE MKT; (iv) the risk of disruptions to current plans and operations, increased operating costs and the potential difficulties in maintaining customer, supplier, employee, operational and strategic relationships as a result of the announcement and consummation of the Merger or otherwise; (v) adverse results in any legal proceedings that may be instituted against Cover-All, Majesco, their respective affiliates or others following announcement of the Merger Agreement and transactions contemplated thereby; (vi) the risk that unexpected costs will be incurred in connection with the Merger; (vii) the risk that the projected value creation and efficiencies from the Merger will not be realized, or will not be realized within the anticipated time period; (viii) Majesco’s ability to promptly, efficiently and effectively integrate Cover-All’s operations into those of the combined company; (ix) the lack of a public market for shares of Majesco’s common stock and the possibility that a market for such shares may not develop; (x) working capital needs; (xi) continued compliance with government regulations; (xii) labor practices; (xiii) the combined company’s ability to achieve increased market acceptance for its product and service offerings and penetrate new markets; and (xiv) the possibility that Cover-All or Majesco may be adversely affected by other economic, business and/or competitive factors, including rapidly changing customer preferences and trends.

Additional information concerning these and other factors can be found in Cover-All’s filings with the SEC, including Cover-All’s most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and in the Registration Statement on Form S-4 to be filed by Majesco in connection with the proposed transaction.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  Cover-All and Majesco are under no obligation to, and expressly disclaim any obligation to, update or alter any forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise, except as required by applicable law.

With the completion of the above transactions, Majesco will have an estimated revenue base of over $100 million for its fiscal year ended March 31, 2015 (on an annualized pro forma basis to give effect to its reorganization, the merger with Cover-All and Majesco’s acquisition of Agile Technologies’ insurance business, based on annualized revenues for Cover-All and Agile for their fiscal year ended December 31, 2014).

Any annualized, pro forma or estimated numbers contained in this communication are used for illustrative purposes only and are not necessarily indicative of the financial condition or results of operations of future periods or the financial condition or results of operations that actually would have been realized had the entities been combined during the periods presented.

ADDITIONAL INFORMATION AND WHERE YOU CAN FIND IT

In connection with the proposed transaction between Cover-All and Majesco, Cover-All and Majesco intend to file relevant materials with the SEC, including a Registration Statement on Form S-4 to be filed by Majesco that will include a proxy statement of Cover-All that also constitutes a prospectus of Majesco, and a definitive proxy statement/prospectus will be mailed to Cover-All’s stockholders when it becomes available.  Cover-All and Majesco will each also file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT COVER-ALL, MAJESCO AND THE PROPOSED TRANSACTION.  Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when they become available) and other documents filed with the SEC (when they become available) by Majesco or Cover-All through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by  Cover-All will be available free of charge on Cover-All’s website at http://www.cover-all.com/ or by contacting Ann Massey, Chief Financial Officer, Cover-All Technologies Inc., at 412 Mt. Kemble Avenue, Suite 110C, Morristown, New Jersey 07960 or by e-mail at amassey@cover-all.com.  Copies of documents filed with the SEC by Majesco will also be available free of charge on Majesco’s website at http://www.Majesco.com/ or by contacting Lori Stanley, General Counsel, Majesco, at 5 Penn Plaza, 14th Floor, New York, NY 10001 or by e-mail at lori.stanley@majesco.com.

PARTICIPANTS IN SOLICITATION

This communication is not a solicitation of a proxy from any investor or security holder.  However, Cover-All, Majesco, their respective directors and certain of their respective executive officers may be deemed participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC.  Information about the directors and executive officers of Cover-All is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on March 28, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 30, 2014.  These documents can be obtained free of charge from the respective sources indicated above.  ADDITIONAL INFORMATION REGARDING THE PARTICIPANTS IN THE PROXY SOLICITATIONS, INCLUDING COVER-ALL’S AND MAJESCO’S DIRECTORS AND EXECUTIVE OFFICERS, AND A MORE COMPLETE DESCRIPTION OF THEIR DIRECT AND INDIRECT INTERESTS IN THE PROPOSED TRANSACTION, BY SECURITY HOLDINGS OR OTHERWISE, WILL BE CONTAINED IN THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIALS TO BE FILED BY COVER-ALL AND MAJESCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE.

NON-SOLICITATION

This communication does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities of Majesco or Cover-All, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or as otherwise permitted under the Securities Act or the rules promulgated thereunder.  This communication does not constitute the solicitation of any vote or approval.